EXHIBIT 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Thinh Tran, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Sigma Designs, Inc. for the quarter ended April 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects, the financial condition and results of operations of Sigma Designs, Inc.

Dated: June 14, 2005   By: /s/ Thinh Tran
                                             Name: Thinh Tran

                                             Title: Chairman of the Board, President and
                                                      Chief Executive Officer

I, Kit Tsui, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Sigma Designs, Inc. for the quarter ended April 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of Sigma Designs, Inc.

Dated: June 14, 2005   By: /s/ Kit Tsui
                                             Name: Kit Tsui

                                             Title: Chief Financial Officer and Secretary